SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


    For the fiscal year ended December 31, 1996 Commission File Number 1-973

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PUBLIC SERVICE ELECTRIC AND GAS COMPANY THRIFT AND TAX-DEFERRED
                                  SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07101
                          MAILING ADDRESS: P.O. Box 570
                          NEWARK, NEW JERSEY 07101-0570


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   See page 2.

Equities Growth Fund A
TWENTIETH CENTURY INVESTORS, INC.           PROVIDENT NATIONAL ASSURANCE COMPANY
4500 MAIN STREET                            FOUNTAIN SQUARE
P.O. BOX 419200                             CHATTANOOGA, TENNESSEE 37402
KANSAS CITY, MISSOURI 64141-6200
                                            NEW YORK LIFE INSURANCE COMPANY
Balanced Fund B                             501 MADISON AVENUE
PHOENIX SERIES FUND                         NEW YORK, NEW YORK 10010
101 MUNSON STREET
GREENFIELD, MASSACHUSETTS 01301             AIG LIFE INSURANCE COMPANY
                                            ONE ALICO PLAZA
Stable Value Fund C                         P.O. BOX 667
THE PRUDENTIAL LIFE INSURANCE COMPANY       WILMINGTON, DELAWARE 19899
OF AMERICA
PRUDENTIAL PLAZA                            Enterprise Common Stock Fund D
NEWARK, NEW JERSEY 07101                    and ESOP Fund
                                            PUBLIC SERVICE ENTERPRISE GROUP
                                            INCORPORATED
METROPOLITAN LIFE INSURANCE COMPANY         80 PARK PLAZA
ONE MADISON AVENUE                          NEWARK, NEW JERSEY 07101-1171
NEW YORK, NEW YORK 10010-3690
                                            Large Company Stock Index Fund E
                                            BANKERS TRUST COMPANY
PRINCIPAL MUTUAL LIFE INSURANCE             280 PARK AVENUE
COMPANY                                     NEW YORK, NEW YORK  10017
THE PRINCIPAL FINANCIAL GROUP
DES MOINES, IOWA 50392-0001                 Utilities Equities Fund F
                                            FIDELITY PORTFOLIOS
                                            82 DEVONSHIRE STREET
JOHN HANCOCK MUTUAL LIFE COMPANY            BOSTON, MASSACHUSETTS 02109
JOHN HANCOCK PLACE
P. O. BOX 111                               Intermediate Government Securities G
BOSTON, MASSACHUSETTS 02117                 Fund G
                                            VOYAGEUR FUND MANAGERS INC.
                                            90 SOUTH SEVENTH STREET
                                            SUITE 4400
ALLSTATE LIFE INSURANCE COMPANY             MINNEAPOLIS, MINNESOTA 55402
ALLSTATE PLAZA WEST
3100 SANDERS ROAD                           International Stock Fund H
NORTHBROOK, ILLINOIS 60062                  T. ROWE PRICE INC.
                                            100 EAST PRATT STREET
TRANSAMERICA OCCIDENTAL LIFE INS.           BALTIMORE, MARYLAND 2120
1150 SOUTH OLIVE
LOS ANGELES, CALIFORNIA 90015               Mid/Small Company Stock Fund
                                            PUTNAM INVESTMENTS
FIRST ALLMERICA FINANCIAL LIFE              P.O. BOX 41203
INSURANCE COMPANY                           PROVIDENCE, RHODE ISLAND 02940
440 LINCOLN STREET
WORCESTER, MASSACHUSETTS  01653

J.P.MORGAN
60 WALL STREET
NEW YORK, NEW YORK 10260

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN

                                      INDEX



                                                                          PAGE
                                                                          ----


INDEPENDENT AUDITORS' REPORT........................................       4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1996 AND 1995..................................       5 -10

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995....................       11-16

NOTES TO FINANCIAL STATEMENTS.......................................       17-27

SIGNATURES..........................................................       28

EXHIBIT INDEX.......................................................       29

  INDEPENDENT AUDITORS' REPORT

Employee Benefits Committee of
Public Service Electric and Gas Company:

We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Thrift and Tax- Deferred Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 25, 1997

                                                            PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                              THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                    As of December 31, 1996

                                                                (Supplemental Information by Fund)


                                                              Equities                                Enterprise
                                                               Growth     Balanced    Stable Value   Common Stock
                                                   Total       Fund A      Fund B        Fund C         Fund D
                                              ---------------------------------------------------------------------
ASSETS
 Investments, at fair value
    Plan interest in PSE&G Company             $449,181,673  $          - $        -  $  231,052,943 $  42,281,519
    Master Employee Benefit Plan Trust

  Receivables-Interest
       and Dividends                              1,273,044             -          -       1,258,680        13,873
                                              ---------------------------------------------------------------------
         Total Assets                          $450,454,717  $          - $        -  $  232,311,623 $  42,295,392
                                              =====================================================================

LIABILITIES

 Accounts Payable                              $    195,199  $          - $        -  $      143,307 $      38,569
 Transfer to/from PSE&G Company
   Employee Savings Plan                            181,176             -          -         168,771             -
 Forfeitures                                          4,303             -          -               -           598
                                              ---------------------------------------------------------------------
        Total Liabilities                           380,678             -          -         312,078        39,167
                                              ---------------------------------------------------------------------

     Net Assets Available for Benefits         $450,074,039  $          - $        -  $  231,999,545 $  42,256,225
                                              =====================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                            PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                     As of December 31, 1996

                                                           (Supplemental Information by Fund (Continued))


                                                                          Intermediate
                                                 Large Company  Utilities  Government   International   Mid/Small
                                                  Stock Index   Equities   Securities       Stock        Company
                                                     Fund E      Fund F      Fund G        Fund H       Stock Fund
                                                 --------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in PSE&G Company
    Master Employee Benefit Plan Trust              $75,429,866   $     -    $5,411,340   $19,716,058    $15,217,008

  Receivables-Interest
       and Dividends                                          -         -             -             -              -
                                                 --------------------------------------------------------------------
         Total Assets                               $75,429,866   $     -    $5,411,340   $19,716,058    $15,217,008
                                                 ====================================================================

LIABILITIES

 Accounts Payable                                   $    90,219   $     -    $    2,804   $   (12,800)   $  (151,503)
 Transfer to/from PSE&G Company
    Employee Savings Plan                                     -         -             -             -              -
 Forfeitures                                              1,885         -            21           304          1,091
                                                 --------------------------------------------------------------------
        Total Liabilities                                92,104         -         2,825       (12,496)      (150,412)
                                                 --------------------------------------------------------------------

     Net Assets Available for Benefits              $75,337,762   $     -    $5,408,515   $19,728,554    $15,367,420
                                                 ====================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                               As of December 31, 1996

                                                                   (Supplemental Information by Fund (Continued))


                                                 Conservative    Moderate     Aggressive
                                                    Pre-Mix       Pre-Mix       Pre-Mix                   Holding       Trust
                                                   Portfolio     Portfolio     Portfolio        ESOP      Account     Loan Fund
                                                 ---------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in PSE&G Company
    Master Employee Benefit Plan Trust              $8,453,723   $20,189,441    $14,165,616   $5,339,552    $89,921   $11,834,686

  Receivables-Interest
       and Dividends                                         -             -              -           93        398             -
                                                 ---------------------------------------------------------------------------------
         Total Assets                               $8,453,723   $20,189,441    $14,165,616   $5,339,645    $90,319   $11,834,686
                                                 =================================================================================

LIABILITIES

 Accounts Payable                                   $    9,114   $    75,319    $   (16,376)  $    9,686    $43,210   $   (36,350)
 Transfer to/from PSE&G Company
   Employee Savings Plan                                 6,190         6,215              -            -          -             -
 Forfeitures                                                43            87            274            -          -             -
                                                 ---------------------------------------------------------------------------------
        Total Liabilities                               15,347        81,621        (16,102)       9,686     43,210       (36,350)
                                                 ---------------------------------------------------------------------------------

     Net Assets Available for Benefits              $8,438,376   $20,107,820    $14,181,718   $5,329,959    $47,109   $11,871,036
                                                 =================================================================================

SEE NOTES TO FINANCIAL STATEMENTS


                                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                    THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                          As of December 31, 1995

                                                                      (Supplemental Information by Fund)


                                                                   Equities                       Fixed        Enterprise
                                                                    Growth        Balanced        Income      Common Stock
                                                       Total        Fund A         Fund B         Fund C         Fund D
                                                 ---------------------------------------------------------------------------
ASSETS
 Investments
  Enterprise Common Stock                           $ 65,343,084   $         -    $         -   $          -    $57,979,587
  Equities Growth Fund                                23,362,801    23,362,801              -              -              -
  Balanced Fund                                       12,096,913             -     12,096,913              -              -
  Insurance Annuity Contracts (GICs )                227,071,949             -              -    227,071,949              -
  Stock Index Equities Fund                           52,506,341             -              -              -              -
  Utilities Equities Fund                             12,524,247             -              -              -              -
  Government Securities Fund                           6,535,810             -              -              -              -
  International Stock Fund                            10,913,105             -              -              -              -
                                                 ---------------------------------------------------------------------------
         Total Investments                           410,354,250    23,362,801     12,096,913    227,071,949     57,979,587
                                                 ---------------------------------------------------------------------------

  Participant Loans Receivable                        13,154,101             -              -              -              -
  Receivables-Interest
       and Dividends                                   3,051,675        91,252            (86)     1,299,563      1,018,887
  Cash and Temporary Cash
       Investments                                     4,483,854             -              -      3,556,107        265,618
                                                 ---------------------------------------------------------------------------
         Total Assets                               $431,043,880   $23,454,053    $12,096,827   $231,927,619    $59,264,092
                                                 ===========================================================================

LIABILITIES

 Accounts Payable                                   $  1,591,802   $    96,698    $    (3,140)  $    272,992    $    35,405
 Purchases of Securities                               1,007,474             -              -              -      1,007,474
 Forfeitures                                             100,450             -              -              -              -
 Other                                                   (45,570)       (5,765)           487        (34,433)           825
                                                 ---------------------------------------------------------------------------
        Total Liabilities                              2,654,156        90,933         (2,653)       238,559      1,043,704
                                                 ---------------------------------------------------------------------------

     Net Assets Available for Benefits              $428,389,724   $23,363,120    $12,099,480   $231,689,060    $58,220,388
                                                 ===========================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                                 PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                   THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                         As of December 31, 1995

                                                               (Supplemental Information by Fund (Continued))


                                                  Stock Index     Utilities    Government    T.Rowe Price
                                                    Equities      Equities     Securities   Internat.Stock
                                                     Fund E        Fund F        Fund G         Fund H        ESOP Fund
                                                 -------------------------------------------------------------------------
ASSETS
 Investments
  Enterprise Common Stock                           $         -   $         -    $        -   $           -    $7,363,497
  Equities Growth Fund                                        -             -             -               -             -
  Balanced Fund                                               -             -             -               -             -
  Insurance Annuity Contracts (GICs)                          -             -             -               -             -
  Stock Index Equities Fund                          52,506,341             -             -               -             -
  Utilities Equities Fund                                     -    12,524,247             -               -             -
  Government Securities Fund                                  -             -     6,535,810               -             -
  International Stock Fund                                    -             -             -      10,913,105             -
                                                 -------------------------------------------------------------------------
         Total Investments                           52,506,341    12,524,247     6,535,810      10,913,105     7,363,497
                                                 -------------------------------------------------------------------------

  Participant Loans Receivable                                -             -             -               -             -
  Receivables-Interest
       and Dividends                                    498,935       (10,121)       43,863           4,514             -
  Cash and Temporary Cash
       Investments                                       99,598             -            47             104            56
                                                 -------------------------------------------------------------------------
         Total Assets                               $53,104,874   $12,514,126    $6,579,720   $  10,917,723    $7,363,553
                                                 =========================================================================

LIABILITIES

 Accounts Payable                                   $   603,860   $   (12,269)   $   33,454   $       4,593        44,350
 Purchases of Securities                                      -             -             -               -             -
 Forfeitures                                                  -             -             -               -             -
 Other                                                   (6,684)            -             -               -             -
                                                 -------------------------------------------------------------------------
        Total Liabilities                               597,176       (12,269)       33,454           4,593        44,350
                                                 -------------------------------------------------------------------------

     Net Assets Available for Benefits              $52,507,698   $12,526,395    $6,546,266   $  10,913,130    $7,319,203
                                                 =========================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          As of December 31, 1995
                  (Supplemental Information by Fund (Concluded))



                                                    Holding        Trust
                                                    Account       Loan Fund
                                                 ----------------------------
ASSETS
 Investments
  Enterprise Common Stock                          $          -  $         -
  Equities Growth Fund                                        -            -
  Balanced Fund                                               -            -
  Insurance Annuity Contracts (GICs )                         -            -
  Stock Index Equities Fund                                   -            -
  Utilities Equities Fund                                     -            -
  Government Securities Fund                                  -            -
   International Stock Fund                                   -            -
                                                 ----------------------------
         Total Investments                                    -            -
                                                 ----------------------------


  Participant Loans Receivable                                -   13,154,101
  Receivables-Interest
       and Dividends                                    104,868            -
  Cash and Temporary Cash
       Investments                                      562,324            -
                                                 ----------------------------
         Total Assets                              $    667,192  $13,154,101
                                                 ============================

LIABILITIES

 Accounts Payable                                  $    515,859  $         -
 Purchases of Securities                                      -            -
 Forfeitures                                            100,450            -
 Other                                                        -            -
                                                 ----------------------------
        Total Liabilities                               616,309            -
                                                 ----------------------------

     Net Assets Available for Benefits             $     50,883  $13,154,101
                                                 ============================

SEE NOTES TO FINANCIAL STATEMENTS

                                                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                 THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                  STATEMENT OF CHANGES IN NET ASSETS
                                                                        AVAILABLE FOR BENEFITS
                                                                  For the Year Ended December 31, 1996

                                                                   (Supplemental Information by Fund)


                                                              Equities                                           Enterprise
                                                               Growth          Balanced       Stable Value      Common Stock
                                               Total           Fund A           Fund B           Fund C            Fund D
                                            -----------------------------------------------------------------------------------
ADDITIONS
 Participant Deposits                        $ 28,928,457      $ 2,934,890      $ 1,318,684      $ 11,817,518      $ 2,769,588
 Employers Contributions                        7,724,863          742,012          335,692         3,280,090          798,778
 Interfund Transfers - net                              -      (29,036,498)     (13,312,480)          862,747      (12,640,657)
                                            -----------------------------------------------------------------------------------
      Total Deposits and Contributions         36,653,320      (25,359,596)     (11,658,104)       15,960,355       (9,072,291)
                                            -----------------------------------------------------------------------------------

Plan Interest in Master Trust
 Investment Income                             34,518,823        3,544,014          776,735        15,263,104       (2,279,879)
                                            -----------------------------------------------------------------------------------

        Total Additions                        71,172,143      (21,815,582)     (10,881,369)       31,223,459      (11,352,170)
                                            -----------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                   48,892,615        1,593,537        1,232,029        30,536,100        4,567,152
 Dividends Paid                                   460,678                -                -                 -                -
 Forfeitures                                      145,221           24,050            7,723            26,591           14,901
 Transfer to/(from) PSE&G Company
   Employee Savings Plan                          (10,686)         (70,049)         (21,641)          350,283           29,940
                                            -----------------------------------------------------------------------------------
        Total Deductions                       49,487,828        1,547,538        1,218,111        30,912,974        4,611,993
                                            -----------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                 21,684,315      (23,363,120)     (12,099,480)          310,485      (15,964,163)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                428,389,724       23,363,120       12,099,480       231,689,060       58,220,388
                                            -----------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                 $450,074,039      $         -      $         -      $231,999,545      $42,256,225
                                            ===================================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                   THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                     STATEMENT OF CHANGES IN NET ASSETS
                                                                           AVAILABLE FOR BENEFITS
                                                                    For the Year Ended December 31, 1996

                                                                (Supplemental Information by Fund (Continued))


                                                                                Intermediate
                                                  Large Company     Utilities     Government  International    Mid/Small
                                                   Stock Index       Equities     Securities      Stock         Company
                                                      Fund E          Fund F        Fund G        Fund H      Stock Fund
                                                 --------------------------------------------------------------------------
 ADDITIONS
 Participant Deposits                              $    5,247,928    $ 1,009,102   $  568,171    $ 1,911,492   $   364,252
 Employers Contributions                                1,334,628        256,733      149,824        460,294       100,243
 Interfund Transfers - net                              8,094,861    (13,211,523)  (1,356,553)     6,103,664    14,945,307
                                                 --------------------------------------------------------------------------
      Total Deposits and Contributions                 14,677,417    (11,945,688)    (638,558)     8,475,450    15,409,802
                                                 --------------------------------------------------------------------------

Plan Interest in Master Trust
 Investment Income                                     13,410,802        479,587      133,502      2,462,033         2,161
                                                 --------------------------------------------------------------------------
        Total Additions                                28,088,219    (11,466,101)    (505,056)    10,937,483    15,411,963
                                                 --------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                            5,410,105      1,077,617      625,992      2,127,678        42,832
 Dividends Paid                                                 -              -            -              -             -
 Forfeitures                                               34,030          8,440        8,581         16,493         1,711
 Transfer to/(from) PSE&G Company
   Employee Savings Plan                                 (185,980)       (25,763)      (1,878)       (22,112)            -
                                                 --------------------------------------------------------------------------
        Total Deductions                                5,258,155      1,060,294      632,695      2,122,059        44,543
                                                 --------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                         22,830,064    (12,526,395)  (1,137,751)     8,815,424    15,367,420

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                         52,507,698     12,526,395    6,546,266     10,913,130             -
                                                 --------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                       $   75,337,762    $         -   $5,408,515    $19,728,554   $15,367,420
                                                 ==========================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                       PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                        THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN NET ASSETS
                                                                AVAILABLE FOR BENEFITS
                                                         For the Year Ended December 31, 1996

                                                     (Supplemental Information by Fund (Concluded))



                                             Conservative Moderate   Aggressive
                                              Pre-Mix     Pre-Mix      Pre-Mix                 Holding      Trust
                                             Portfolio   Portfolio    Portfolio     ESOP       Account     Loan Fund
                                             -------------------------------------------------------------------------

ADDITIONS
 Participant Deposits                         $  117,400 $   450,068  $   419,364 $        -  $         - $         -
 Employers Contributions                          33,228     110,232      123,109          -            -           -
 Interfund Transfers - net                     8,213,054  19,092,946   13,270,165   (704,973)           -    (320,060)
                                             -------------------------------------------------------------------------
      Total Deposits and Contributions         8,363,682  19,653,246   13,812,638   (704,973)           -    (320,060)
                                             -------------------------------------------------------------------------

Plan Interest in Master Trust
 Investment Income                               183,442     541,475      435,380   (451,671)      (3,774)     21,912
                                             -------------------------------------------------------------------------
        Total Additions                        8,547,124  20,194,721   14,248,018 (1,156,644)      (3,774)   (298,148)
                                             -------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                     108,705      86,814       63,729    376,876            -   1,043,449
 Dividends Paid                                        -           -            -    460,678            -           -
 Forfeitures                                          43          87        2,571          -            -           -
 Transfer to/(from) PSE&G Company
   Employee Savings Plan                               -           -            -     (4,954)           -     (58,532)
                                             -------------------------------------------------------------------------
        Total Deductions                         108,748      86,901       66,300    832,600            -     984,917
                                             -------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                 8,438,376  20,107,820   14,181,718 (1,989,244)      (3,774) (1,283,065)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                         -           -            -  7,319,203       50,883  13,154,101
                                             -------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                  $8,438,376 $20,107,820  $14,181,718 $5,329,959  $    47,109 $11,871,036
                                             =========================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                           PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                             THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                             STATEMENT OF CHANGES IN NET ASSETS
                                                                   AVAILABLE FOR BENEFITS
                                                            For the Year Ended December 31, 1995

                                                               (Supplemental Information by Fund)


                                                             Equities                    Fixed      Enterprise
                                                              Growth      Balanced      Income     Common Stock
                                                  Total       Fund A       Fund B       Fund C        Fund D
                                             --------------------------------------------------------------------

ADDITIONS
 Participant Deposits                         $ 27,430,459  $ 2,636,045  $ 1,259,883  $ 13,440,286   $ 3,514,341
 Employers Contributions                         8,586,992      798,319      386,678     4,278,454     1,162,496
 Interfund Transfers - net                               -    5,039,266    1,992,320    (2,391,755)  (11,873,357)
                                             --------------------------------------------------------------------
      Total Deposits and Contributions          36,017,451    8,473,630    3,638,881    15,326,985    (7,196,520)
                                             --------------------------------------------------------------------

Income
 Interest                                       15,238,679            -            -    15,198,811        29,144
 Dividends                                      11,438,768    3,294,388      911,623             -     4,246,390
 Loan Interest Income                                    -       67,557       36,663       466,996       130,067
                                             --------------------------------------------------------------------
        Total Income                            26,677,447    3,361,945      948,286    15,665,807     4,405,601
                                             --------------------------------------------------------------------

Appreciation(Depreciation) of Investments       24,045,742     (854,855)     950,542        43,710     8,121,182
                                             --------------------------------------------------------------------
        Total Additions                         86,740,640   10,980,720    5,537,709    31,036,502     5,330,263
                                             --------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                    27,714,601      712,581      566,824    18,712,599     3,457,371
 Dividends Paid                                    544,112            -            -             -             -
 Forfeitures                                       100,431       21,072        6,704        40,972         9,561
 Transfer to/(from) PSE&G Company
   Employee Savings Plan                           469,847        4,661      (41,453)      269,130       243,817
                                             --------------------------------------------------------------------
        Total Deductions                        28,828,991      738,314      532,075    19,022,701     3,710,749
                                             --------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                  57,911,649   10,242,406    5,005,634    12,013,801     1,619,514

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                 370,478,075   13,120,714    7,093,846   219,675,259    56,600,874
                                             --------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                  $428,389,724  $23,363,120  $12,099,480  $231,689,060   $58,220,388
                                             ====================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                                        PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                         THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                          STATEMENT OF CHANGES IN NET ASSETS
                                                                                AVAILABLE FOR BENEFITS
                                                                         For the Year Ended December 31, 1995

                                                                      (Supplemental Information by Fund (Continued))


                                                      Stock Index      Utilities      Government     T.Rowe Price
                                                        Equities        Equities      Securities    Internat.Stock
                                                         Fund E          Fund F         Fund G          Fund H         ESOP Fund
                                                    --------------------------------------------------------------------------------
ADDITIONS
 Participant Deposits                                   $  3,638,339    $   920,075     $   565,616    $  1,455,874     $         -
 Employers Contributions                                   1,092,008        291,584         168,475         408,978               -
 Interfund Transfers - net                                 5,829,324      3,135,243        (307,337)       (584,566)       (430,315)
                                                    --------------------------------------------------------------------------------
      Total Deposits and Contributions                    10,559,671      4,346,902         426,754       1,280,286        (430,315)
                                                    --------------------------------------------------------------------------------

Income
 Interest                                                          -              -               -             163               8
 Dividends                                                 1,232,411        527,187         345,580         337,076         544,113
 Loan Interest Income                                         99,598         28,435          13,927          37,783               -
                                                    --------------------------------------------------------------------------------
        Total Income                                       1,332,009        555,622         359,507         375,022         544,121
                                                    --------------------------------------------------------------------------------

Appreciation(Depreciation) of Investments                 11,453,890      1,757,616         679,124         746,505       1,053,740
                                                    --------------------------------------------------------------------------------
        Total Additions                                   23,345,570      6,660,140       1,465,385       2,401,813       1,167,546
                                                    --------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                               2,273,899        653,635         276,340         823,621         536,937
 Dividends Paid                                                    -              -               -               -         544,112
 Forfeitures                                                  13,454          4,296           1,691           2,681               -
 Transfer to/(from) PSE&G Company
   Employee Savings Plan                                     (27,346)        (7,698)        (16,339)        (16,048)           (173)
                                                    --------------------------------------------------------------------------------
        Total Deductions                                   2,260,007        650,233         261,692         810,254       1,080,876
                                                    --------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                            21,085,563      6,009,907       1,203,693       1,591,559          86,670

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                            31,422,135      6,516,488       5,342,573       9,321,571       7,232,533
                                                    --------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                            $ 52,507,698    $12,526,395     $ 6,546,266    $ 10,913,130     $ 7,319,203
                                                    ================================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                 THRIFT AND TAX-DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                  For the Year Ended December 31, 1995

              (Supplemental Information by Fund (Concluded))



                                                Holding       Trust
                                                Account      Loan Fund
                                             ---------------------------
ADDITIONS
 Participant Deposits                         $          -  $         -
 Employers Contributions                                 -            -
 Interfund Transfers - net                               -     (408,823)
                                             ---------------------------
      Total Deposits and Contributions                   -     (408,823)
                                             ---------------------------

Income
 Interest                                           10,553            -
 Dividends                                               -            -
 Loan Interest Income                                    -     (881,026)
                                             ---------------------------
        Total Income                                10,553     (881,026)
                                             ---------------------------

Appreciation(Depreciation) of Investments           59,997       34,291
                                             ---------------------------
        Total Additions                             70,550   (1,255,558)
                                             ---------------------------

DEDUCTIONS
 Withdrawals                                        30,685     (329,891)
 Dividends Paid                                          -            -
 Forfeitures                                             -            -
 Transfer to/(from) PSE&G Company
   Employee Savings Plan                                 -       61,296
                                             ---------------------------
        Total Deductions                            30,685     (268,595)
                                             ---------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                      39,865     (986,963)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                      11,018   14,141,064
                                             ---------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                  $     50,883  $13,154,101
                                             ===========================


SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the PSE&G Thrift and Tax-Deferred Savings Plan (Plan) to encourage thrift and savings by eligible employees (Eligible Employees). It was first offered to Eligible Employees in 1981. Effective January 1, 1996, the Trust that held the Plan assets became the PSE&G Master Employee Benefit Plan Trust, (Master Trust), a Master Trust covering this Plan and the PSE&G Employee Savings Plan (Savings Plan). (See Note 4. Investment in Master Trust.) The Plan was last amended December 16, 1996, effective December 16, 1996, except for changes listed below, which are effective as of January 1, 1997. The Plan amendments made during 1996 provide the following, effective October 1, 1996:
Equities Growth Fund A, Balanced Fund B, and Utilities Equities Fund F were discontinued; Mid/Small Company Stock Fund, Conservative Pre-Mix Portfolio, Moderate Pre-Mix Portfolio, and Aggressive Pre-Mix Portfolio were added; Fund C was renamed Stable Value Fund rather than Fixed Income Fund, Fund E was renamed Large Company Stock Index Fund rather than Stock Index Equities Fund, and Fund G was renamed Intermediate Government Securities Fund rather than Government Securities Fund. Additionally, the Plan merged with U.S. Energy Partners' 401(k) Plan. The Plan accepted balances from U.S. Energy Partners' Plan with graded vesting for its employer match. Participation with respect to the U.S. Energy Partners' accounts became effective December 16, 1996. An employee may participate in the Plan from the date of hire. Matching Company Contributions begin when an employee has completed one Year of Service. Any Employee who, at the time he/she becomes employed by the Company, is a participant in the Employee Savings Plan, shall automatically be enrolled in the Plan and all balances in the Employee Savings Plan shall be transferred to the Plan and all contribution and investment elections in effect for the Employee Savings Plan shall remain in effect. Participation in the Plan is entirely voluntary, except with respect to those employees who participated in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in the PSE&G Tax Reduction Act Employee Stock Ownership Plan (TRASOP) and/or the PSE&G Payroll-Based Employee Stock Ownership Plan (PAYSOP), which plans were merged into this Plan in 1988. Eligible Employees are those employees not covered by a collective bargaining agreement and who were hired by PSE&G or any affiliate of PSE&G participating in the Plan (together hereafter each called an "Employer" or collectively "Employers"). Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Employee Benefits Committee of PSE&G (Committee), the Plan Administrator.

The following changes were effective January 1, 1997:

1. to allow Basic Deposits in any integral multiple of 1% of Compensation to a total of 8%, rather than 6%;
2. to allow Supplemental Deposits in any integral multiple of 1% of Compensation to a total of 17%, rather than 19%;
3. all administrative expenses as well as taxes and brokerage costs will be deducted from the Trust Fund, rather than paid directly by the Company and its Participating Affiliates;

Under the Plan, each participating Employee (Participant) may elect to make basic deposits to Investment Funds of such Participant's choosing within the Thrift Account Fund of 1% - 8% of his/her compensation (Basic Deposits), and his/her respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Employer Contributions with respect to Basic Deposits in excess of 6% of compensation are made in shares of the Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of the Company, and are not available for transfer to any other Fund or withdrawal from the Plan prior to the Participant's termination of employment. In addition, a Participant may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 17% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. A Participant may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions). Also, each Participant may, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in the minimum amount of $250 and in such total amounts which when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year. The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to less than 25% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Thrift Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Thrift Account Deposits are made through payroll deductions by the Participant's Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and contributions by their respective Employers are transferred to a Trustee and separately held in the Plan's Thrift Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Participants are entitled to choose which funds to invest Deposits and Employer Contributions in from among the Investment Funds offered under the Plan.

Bankers Trust Company is the Trustee of the Master Trust established pursuant to the Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director, Performance and Rewards, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Fund, but no more than the aggregate value of such Participant's Thrift Account or $ 50,000, whichever is less. Any Participant loan must be for a principal amount of $ 1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments over a period of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as may be prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1996, the rate of interest on loans granted to Participants, by quarter and starting with the first quarter, was 8-1/2%, 8-1/4%, 8-1/4%, and 8-1/4%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2.       SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dividends and Interest

Dividends, interest, and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Fund. (See Expenses of Plan, below.) All Deposits and Employer Contributions in the Stable Value Fund C are invested in either traditional Guaranteed Investment Contracts (traditional GICs) issued by insurance companies, or Benefit Responsive Agreements (Synthetic GICs) which are similar to traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Fund. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of such fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1996, the composite rate of interest earned by such assets so invested was not less than 6.73%. ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

Reclassifications

Certain reclassifications of prior year data have been made to conform with the current presentation.

Valuation of Investments

Investments of Equities Growth Fund A, Balanced Fund B, Enterprise Common Stock Fund D, Large Company Stock Index Fund E, Utilities Equities Fund F, Intermediate Government Securities Fund G, International Stock Fund H, and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The value of Stable Value Fund C is based on the contract value of all GICs in which the assets of the fund are invested. The contracts are included in the financial statements at contract value, which approximates fair value. Temporary investments are valued at cost which approximates fair market value. Securities transactions are accounted for on the trade date.

The Plan's financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), as permitted by the applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's

(DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan year.

Expenses of Plan

Effective January 1, 1997, all expenses incurred with the administration of the Plan, including taxes and brokerage costs, will be deducted from the Trust Fund. However, in 1996 and 1995, all expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by PSE&G and its Participating Affiliates.

The assets of Common Stock Fund D and ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for Fund D are purchased by the Trustee either directly from Enterprise, at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP is in a "sell" position and Fund D is in a "buy" position, Fund D will buy from the ESOP at the closing price on the NY Stock Exchange. In such case, no brokerage commissions are charged on the transaction. Otherwise, all shares sold for Common Stock Fund D and the ESOP Fund are sold by the Trustee on the open market through a broker. Brokerage commissions and transfer taxes are paid by the Trust Fund.

Loans

A loan to a Participant is considered an investment of such Participant's Thrift Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Thrift Account. Repayments of the principal amount of the loan are credited to each such sub-account, and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then-current investment direction for Deposits and Employer Contributions. Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

(a)  Deferred Deposits
(b)  Unmatured Vested Employer Contributions
(c)  Matured Vested Employer Contributions
(d)  Rollover Contributions
(e)  Unmatured Post-1986 Nondeferred Deposits
(f)  Matured Post-1986 Nondeferred Deposits
(g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan Provisions).

Interfund Transfers - ESOP Fund to Thrift Account

Participants are permitted to transfer all, but not less than all, shares from their ESOP Funds to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Holding Account

The Holding Account is a vehicle to record the transactions from either one fund to another fund or to an outside source. Daily balances which remain in the account are invested in temporary cash accounts until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to fund transfers, employee and employer contributions, withdrawals, receipts of dividends and interest, benefit payments and loan transactions.

Vesting

Employer Contributions to a Participant's Thrift Account are immediately vested upon a Participant's completion of five years of service with the Employer, or when a Participant is eligible for retirement, is disabled, laid off or dies. A Participant will become vested in the value of his or her U.S. Energy Partners Employer Contribution Subaccount according to the following schedule:

Years of Service                                     Vested Percentage
----------------                                     -----------------
Less than one                                               0%
One                                                        20%
Two                                                        40%
Three                                                      60%
Four                                                       80%
Five or More                                              100%

All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant loses the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC. Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Benefits Payable

As of December 31, 1996 and 1995, the net assets available for benefits included benefits due to Participants who elected to withdraw from the Plan in the amount of $700,450 and $365,707, respectively. Such amounts are not reflected as liabilities in the financial statements of the Plan.

3.       INVESTMENTS

The financial statements of the Plan include the following:

         a.       Thrift Account Investment Funds

                  (1) Effective October, 1996, the Equities Growth Fund A was discontinued. Prior to that date, the assets of Equities Growth Fund A were invested in the capital stock of the Twentieth Century Investors Inc. Growth Fund (the "Twentieth Century Growth Fund"), a no-load, open-ended mutual fund. The prospectus for the Twentieth Century Growth Fund indicated that such fund invests primarily in the common stock of companies considered by its investment manager to have above average potential for capital appreciation.

                  (2) Effective October, 1996, the Balanced Fund B was discontinued. Prior to that date, the assets of Balanced Fund B were invested in the capital stock of Phoenix Balanced Fund, a no-load, open-ended mutual fund. The prospectus for the Phoenix Balanced Fund indicated that such fund invests primarily in a combination of equity and fixed income debt securities that its investment manager expects to provide current income along with long-term capital growth and conservation of capital.

                  (3) The assets of Stable Value Fund C are invested in GICs and similar investment instruments issued by insurance companies or other financial institutions which contractually provide for a guarantee of principal and interest for the respective contract periods. All contract values approximate fair values.

                          The following Traditional GICs are continuing in effect:

                          (i) A four and one half year contract expiring June 30, 1997 and two five year contracts expiring December 31, 1997 and December 31 1998, respectively, with Provident National Assurance Company, effective interest rates of 6.67% and 6.81%, and 5.85% respectively, contract values of $19,420,500, $24,478,147, and $18,866,187, respectively;

                          (ii) A five year and a four and one-half year contract with Metropolitan Life Insurance Company, expiring June 30, 1998 and December 31, 1999, respectively, effective interest rates of 5.70% and 8.17%, respectively, contract values of $17,537,177 and $13,779,635, respectively;

                          (iii) A five year contract with Allstate Life Insurance Company, expiring June 30, 1998, effective interest rate of 6.00%, contract value of $18,371,532;

                          (iv) A five year contract with the Principal Mutual Life Insurance Company, expiring on December 31, 1999, effective interest rate of 8.15%, contract value of $15,198,841;

                          (v) A four and one-half year contract with Transamerica Occidental Life Insurance Company, expiring January 1, 1997, and effective interest rate of 6.72%, contract value of $7,535,772;

                          (vi) A five year contract with First Allmerica Financial Life Insurance Company, formerly with State Mutual Life Insurance Company, expiring January 4, 1999, effective interest rate of 5.66%, contract value of $18,864,933; and

                          (vii) A five year contract with New York Life Insurance Company, expiring June 30, 1999, effective interest rate of 7.07%, contract value of $31,314,213.

                          The following Synthetic GIC is continuing in effect:

                          An open-ended contract with J.P. Morgan as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective credit rate, as of December 31, 1996, of 7.15% and a contract value of $35,580,299. The credit rate for the Synthetic GIC effective January 1, 1997 through March 31, 1997 was 7.22%.

                  (4) The assets of Enterprise Common Stock Fund D are invested by the Trustee in Enterprise Common Stock.

                  (5) The assets of Large Company Stock Index Fund E are invested by the Trustee in Bankers Trust Institutional Equity 500 Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by Bankers Trust Company, so as to achieve the approximate return of the Standard and Poor's 500 Composite Stock Index.

                  (6) Effective October, 1996, the Utilities Equities Fund F was discontinued. Prior to that date, the assets of Utilities Equities Fund F were invested in the capital stock of Fidelity Utilities Income Fund (the "Fidelity Utilities Fund"), a no-load, open-ended mutual fund. The prospectus for the Fidelity Utilities Fund indicated that such fund invests primarily in equity securities of gas and electric utility companies and companies engaged in the communications field. The Fidelity Utilities Fund may, from time to time, include shares of Enterprise Common Stock or PSE&G Preferred Stock.

                  (7) The assets of Intermediate Government Securities Fund G are invested in the capital stock of Voyageur U.S. Government Securities Fund (the "Voyageur U.S. Government Securities Fund"), an open-end diversified mutual fund. The prospectus of the Voyageur U.S. Government Securities Fund indicates that such fund invests primarily in U.S. Treasury bills, notes, bonds and other obligations issued or unconditionally guaranteed by the U.S. Government, or otherwise backed by the full faith and credit of the U.S. Government, and repurchase agreements fully secured by such obligations.

                  (8) The assets of International Stock Fund H are invested in the capital stock of T. Rowe Price International Funds Inc. (the "T. Rowe Price International Stock Fund"), a no-load, open-ended mutual fund. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

                  (9) The assets of Mid/Small Company Stock Fund, a new investment option in 1996, are invested in the Putnam Vista Fund, an open-ended, diversified management investment company mutual fund. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

                  (10) The assets of the Conservative Pre-Mix Portfolio, a new investment option in 1996, are invested in specific percentages within a mix of five existing funds: 40% Stable Value, 20% Intermediate Government Securities, 20% Large Company Stock Index, 10% International Stock, and 10% Mid/Small Company Stock. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

                  (11) The assets of the Moderate Pre-Mix Portfolio, a new investment option in 1996, are invested in specific percentages within a mix of five existing funds: 25% Large Company Stock Index, 20% Stable Value, 20% International Stock, 20% Intermediate Government Securities, and 15% Mid/Small Company Stock. Every quarter the trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

                  (12) The assets of the Aggressive Pre-Mix Portfolio, a new investment option in 1996, are invested in specific percentages within a mix of four existing funds: 30% Large Company Stock Index, 25% International Stock, 25% Mid/Small Company Stock, and 20% Intermediate
                           Government Securities. Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

         b.       ESOP Fund

                  Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the non-bargaining unit portions of PSE&G's former TRASOP and PAYSOP. No additional contributions in or transfers into the ESOP Fund are presently permitted or were allowed during 1996.

       c.     PARTICIPANTS
                                                 Participants
                                               As of December 31,
                                               ------------------

                                              1996          1995
                                              ----          ----

Total Plan Participants                      6,156          6,116

Participants by Fund

Equities Growth Fund A (1)                    --            1,825
Balanced Fund B (1)                           --            1,177
Stable Value Fund C                          3,914          4,324
Enterprise Common Stock Fund D               2,099          2,672
Large Company Stock Index Fund E             2,622          2,407
Utilities Equities Fund F (1)                  --           1,127
Interm. Government Securities Fund G           749            832
International Stock Fund H                   1,495            936
Mid/Small Company Stock Fund (2)             1,091           --
Conservative Pre-Mix Portfolio (2)             435           --
Moderate Pre-Mix Portfolio (2)                 930           --
Aggressive Pre-Mix Portfolio (2)             1,045           --
ESOP Fund                                      559           674

---------------------------------------

     (1) Fund discontinued in 1996
     (2) New Investment Fund in 1996


4.       INVESTMENT IN MASTER TRUST

Effective January 1, 1996, the Plan's investments are included in the Master Trust which was established for the investment of assets of the Plan and the Savings Plan. Accordingly, a ratio is used to separate the Thrift Plan balances from the Savings Plan balances based on the Statement of Net Assets Available for Plan Benefits. The ratio is calculated by dividing individual fund totals from one Plan by the Master Trust totals. Each percentage has been carried out to the eighth decimal. As of December 31, 1996, the Plan's interest in the net assets of the Master Trust was approximately 67%.

The  following  table  presents  the fair values of  investments  for the Master
Trust.

                                                     December 31, 1996
                                                     -----------------
Investments at fair value:
  Participant Loans                                     $  22,451,539
  Cash and Cash equivalents                                41,413,758
  Common Stock of Public Service Enterprise Group          75,274,227
  Mutual Funds                                            218,696,575
  Guaranteed Insurance Contracts                          308,079,794
                                                        -------------
                                                        $ 665,915,893
                                                        =============

Investment income for the Master Trust is as follows:

  Net appreciation in fair value of Mutual Funds        $  30,374,351
  Net depreciation in fair value of Common Stock
   of Enterprise                                          (11,569,069)
  Interest from Mutual Funds                                   45,265
  Interest from Common Stock of Enterprise Funds              154,745
  Interest from Guaranteed Insurance Contracts             20,845,795
  Dividends from Mutual Funds                               2,148,761
  Dividends from Common Stock of Enterprise                 6,676,501
                                                        -------------
                                                        $  48,676,349
                                                        =============

5.       UNIT VALUE INFORMATION - THRIFT ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined at the end of each business day (Valuation Date) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Thrift Account at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Thrift Account including interest earned thereon by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan, or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned, or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The unit information of investments by Investment Fund as of the last business day of each year is as follows:


                                                  Unit Value
Investment Fund                         Year       (Dollars)     Number of Units
----------------                        ----      -----------    ---------------

Equities Growth Fund A (1)              1996       10.000000            ---
                                        1995       19.390000      1,204,889.170

Equities Fund B (1)                     1996       10.000000            ---
                                        1995       16.800000        720,054.345

Stable Value Fund C                     1996       12.154370     19,100,248.073
                                        1995       11.387117     19,941,127.241

Enterprise Common Stock Fund D          1996        9.916231      4,264,794.978
                                        1995       11.708390      4,951,969.229

Large Company Stock Index Fund E        1996       11.659470      6,461,508.254
                                        1995       13.970000      3,758,506.872

Utilities Equities Fund F (1)           1996       10.000000            ---
                                        1995       16.160000        775,015.285

Intermediate Government Securities
Fund G                                  1996       10.507339        514,736.944
                                        1995       10.780339        606,271.287

International Stock Fund H              1996       10.966759      1,798,940.875
                                        1995       12.230000        892,322.567

Mid/Small Company Stock Fund (2)        1996        9.984863      1,539,071.772

Conservative Pre-Mix Portfolio (2)      1996       10.316256        817,968.831

Moderate Pre-Mix Portfolio (2)          1996       10.369822      1,939,070.825

Aggressive Pre-Mix Portfolio (2)        1996       10.399420      1,364,886.881

-----------------------------------

(1)     Investment Fund discontinued in 1996
(2)     New Investment Fund in 1996

ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at the Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:

                    Year         Price per share         Number of shares
                    ----         ---------------         ----------------

ESOP Fund           1996             $27.250                 195,947
                    1995             $30.625                 240,441

NOTES TO FINANCIAL STATEMENTS - (Concluded)

5.    FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust including the portions of the former TRASOP and PAYSOP applicable to non-bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect, dated December 29, 1995, was obtained from the Internal Revenue Service. Participants are not taxed on Deferred Deposits, Employer Contributions or on the earnings credited to their Thrift Account Fund, until distribution of such Thrift Account Fund.

6.    COMPLIANCE WITH ERISA

 The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However, it is not subject to the funding requirements of Title I, and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                     Public Service Electric and Gas Company
                      Thrift and Tax-Deferred Savings Plan
             -------------------------------------------------------
                                 (Name of Plan)




                               By M. PETER MELLETT
                     ---------------------------------------
                                M. PETER MELLETT
                            Chairman of the Employee
                               Benefits Committee




Date: June 30, 1997

                                  EXHIBIT INDEX

Exhibit Number
--------------


     1 Public Service Electric and Gas Company Thrift and Tax-Deferred Savings Plan, as amended as of December 16, 1996, and effective December 16, 1996.


     2                     Independent Auditors' Consent.